

Via U.S. Mail and Facsimile (713/309-4631)

Mail Stop 4631

July 14, 2010

Amanda K. Maki
Lead Counsel – Corporate & Securities
LyondellBasell Industries N.V.
1221 McKinney Street, Suite 700
Houston, Texas 77010

> **Re: LyondellBasell Industries N.V.**
> **Amendment No. 1 to Form 10**
> **Filed June 29, 2010**
> **File No. 001-34726**

Dear Ms. Maki:

We have reviewed your filing and have the following comments.

General

1. Please revise to include the missing information throughout the registration statement including on pages 107, 108, 152 and 155.

2. We note from your disclosure on pages 1, 15, 25, 36, and elsewhere that you operate in the Middle East and Africa, regions generally understood to include Iran, Syria, and Sudan. Also, you disclose on page 51 that certain of your subsidiaries conduct business in countries subject to U.S. economic sanctions, including Iran. Cuba, Iran, Sudan, and Syria are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Sudan, and Syria, whether through subsidiaries, joint ventures, distributors, independent agents, or other direct or indirect arrangements. Your response should describe any raw materials, products, equipment, components, technology, or services that you have provided into Cuba, Iran, Sudan, and Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Amanda K. Maki
LyondellBasell Industries N.V.
July 14, 2010
Page 2

3. You state on page 51 that you recently identified "certain activities that raise compliance issues" under applicable U.S. sanctions laws and regulations; that you made voluntary disclosure of these matters to the U.S. Department of the Treasury; and that that you "are adopting certain more significant compliance policies and procedures." Please describe to us, with a view to disclosure, the potential violations that you have discovered and reported. In your description, tell us when the potential violations occurred and which sanctioned countries they involved, how and when you discovered the potential violations, and what compliance policies and procedures you are adopting. Also, please represent to us that you will disclose in future filings, as appropriate, material developments regarding these matters.

4. In addition, we are aware of a U.S. Government Accountability Office report dated March 23, 2010 that states you are involved in the production of petrochemicals in Iran, including licensing technology for an Iranian petrochemical plant that is expected to increase capacity by 300,000 metric tons per year, and transferring technology to another Iranian petrochemical plant. Please discuss the applicability of Section 5(a) of the Iran Sanctions Act of 1996, formerly the Iran and Libya Sanctions Act of 1996, as amended by the Iran Freedom Support Act of 2006, to your activities in Iran.

5. Please discuss the materiality of any contacts with Cuba, Iran, Sudan, and Syria, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, and Syria.

Industry and Market Data, page ii

6. We note your supplemental response to prior comment 5; however, it does not appear that you have printed the supplemental response in your amended filing as you indicate was done.

Risk Factors, page 45

Our emergence from Chapter 11…, page 45

    7. To the extent possible, please disclose the amount of your business exposed to the risks discussed.

Failure to comply with covenants…, page 47

    8. Please disclose whether you are currently in compliance with your covenants.

Liquidity and Capital Resources, page 87

    9. We note your response to prior comment 11 with regard to the joint venture that is currently in default of a financing arrangement. While we note that you believe that negotiations will be successful and will not have a material adverse effect on operations or liquidity, you do indicate that you are proposing actions, including "substituting financial assurance." Please tell us the nature of this financial assurance that you are proposing to provide to the lender and disclose your maximum exposure under this financial assurance.

Note 25 - Commitments and Contingencies, page F-77

    10. In your disclosure about environmental remediation you state, "In the opinion of management, there is no material estimable range of reasonably possible loss in excess of the liabilities recorded for environmental remediation." Please revise to clarify whether there is a reasonable possibility that an additional material loss may have been incurred. If there is a reasonable possibility, include an estimate of the possible additional loss or range of loss or a statement that such an estimate cannot be made.

    11. With regard to legal proceedings against Millennium regarding lead-based paint you state, "Any liability that the subsidiary may ultimately incur, net of any insurance or other recoveries, cannot be estimated at this time." Please revise to disclose the estimate of gross loss or range of loss from the contingency, not including potential insurance recoveries, or a statement that such an estimate cannot be made. Refer to SAB Topic 5.Y for related disclosure requirements.

Note 23 - Reorganization and Fresh Start Accounting Pro Forma Information, page F-161

    12. Please provide a thorough discussion of the critical estimates and assumptions involved in your application of fresh-start accounting, including the estimate of your reorganization value and the fair values assigned to property, plant and

equipment, investments and long-term receivables, intangible assets, deferred tax amounts and other significant assets and liabilities.

You may contact Melissa Rocha, Staff Accountant at (202) 551-3854 or in her absence, Terence O'Brien, Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Darrell W. Taylor, Esq. (V*ia facsimile 713/229-2813*)
        Baker Botts L.L.P.
        910 Louisiana
        One Shell Plaza
        Houston, Texas 77002